SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: April 14, 2025

List of Materials

Documents attached hereto:

Translation of the Share Buyback Report for the period from March 1, 2025 to March 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2025

[This is a translation of the Share Buyback Report for the period from March 1, 2025 to March 31, 2025, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on April 14, 2025]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders

Not applicable

(2) Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of March 31, 2025)

	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on May 14, 2024 (Period of Repurchase: May 15, 2024 to May 14, 2025）	150,000,000 (Maximum)		250,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase)	—	—
Total	—	—	—
Total number of shares repurchased as of the end of the reporting month	93,287,300		249,999,954,148
Progress of the repurchase (%)	62.19		100.00
Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of May 14, 2024 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.
Note 3:	Sony Group Corporation conducted a five-for-one stock split of its common stock effective October 1, 2024. The number of shares above indicates the number of shares after the stock split.
Note 4:	The repurchase pursuant to the resolution approved at the Board of Directors meeting held on May 14, 2024 was concluded by the repurchase on November 25, 2024.

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	Number of Shares		Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on February 13, 2025 (Period of Repurchase: February 14, 2025 to May 14, 2025）	30,000,000 (Maximum)		50,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) March 3 March 4 March 5 March 6 March 7 March 10 March 11 March 12 March 13 March 14 March 17 March 18 March 19 March 21 March 24	186,800 179,400 177,000 201,400 2,802,100 192,100 588,800 249,900 178,800 200,700 158,100 168,700 153,600 345,900 183,500	694,261,300 651,464,400 636,530,200 746,905,500 9,999,604,500 670,297,700 1,969,913,000 874,484,700 633,132,600 703,951,100 569,108,700 614,833,600 569,068,300 1,302,347,800 691,475,200
Total	—	5,966,800	21,327,378,600
Total number of shares repurchased as of the end of the reporting month	7,715,800		27,930,304,600
Progress of the repurchase (%)	25.72		55.86

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:	It was resolved by the Board of Directors as of February 13, 2025 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

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2.	Status of Disposition

(as of March 31, 2025)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	—	—	—
Total	—	—	—
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) March 3 March 4 March 5 March 6 March 7 March 11 March 12 March 13 March 14 March 17 March 18 March 19 March 21 March 24	239,000 50,500 36,500 133,000 138,500 151,500 11,500 924,000 2,500 11,000 6,000 15,000 157,500 20,000	568,473,450 120,116,785 86,817,075 316,347,150 329,429,175 360,350,325 27,353,325 2,197,780,200 5,946,375 26,164,050 14,271,300 35,678,250 374,621,625 47,571,000
Total	—	1,896,500	4,510,920,075
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock delivered under Restricted Stock Units plan)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) March 17	5	11,893
Total	—	5	11,893
Total amount	1,896,505		4,510,931,968

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

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3.	Status of Shares Held in Treasury

(as of March 31, 2025)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	6,149,810,645
Number of treasury stock	124,806,850

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